TOUCHSTONE INSTITUTIONAL FUNDS TRUST
303 Broadway
Suite 1100
Cincinnati, Ohio 45202

April 18, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Steven Amchan

Re:	Touchstone Institutional Funds Trust (the “Trust”) (File No. 812-14613) Withdrawal of Application for Interfund Lending Relief
Dear Mr. Amchan:
On February 11, 2016, the Trust submitted an application (the “Application”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary to permit certain joint arrangements, all in connection with a proposed interfund lending facility. The Accession Number of the Application was 0001628280-16-010956.
Pursuant to this letter, the Trust respectfully requests the withdrawal of the Application to eliminate duplicative applications for the requested relief. Relief applicable to the Trust will be pursued pursuant to the application submitted by the primary applicant Touchstone Investment Trust (File No. 812-14612; Accession No. 0001628280-16-010954), in which application the Trust will be a co-applicant.
If you have any questions or need further information relative to this request, please contact Deborah Bielicke Eades of Vedder Price P.C. at (312) 609-7661.
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Sincerely,

TOUCHSTONE INSTITUTIONAL FUNDS TRUST By: /s/ Meredyth A. Whitford Name: Meredyth A. Whitford Title: Assistant Secretary
cc:    Deborah Bielicke Eades, Esq.